[redacted]

04012841

PROKOM SOFTWARE SA

FAX

04 FEB 17

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA** +1 (202) 942 9624

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

SUPPL

date: 13 Feb 2004 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.7 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **SALE OF THE COMPANY'S SHARES**

The Management Board of Prokom Software SA informs, that:

the Company received information, that on 12th and 13th February 2004 Prokom Investments SA dependent on Mr Ryszard Krauze – President of the Management Board of Prokom Software SA, had sold 186,000 ordinary bearer shares of Prokom Software SA. - at the average unit price of PLN 189 per share.

As the result of this transaction Mr Ryszard Krauze, along with Prokom Investments SA, represent together 4,063,087 shares of Prokom Software SA, which constitute 29.39% of share capital as well as 4,543,567 votes, which entitle to 31.19% votes at the General Shareholders' Meeting of Prokom Software SA.
Before the transaction Mr Krauze and Prokom Investments SA owned 4,249,087 Prokom Software SA's shares which gave 30.74% of share capital and 4,729,567 votes which constituted 32.47% of votes at the General Shareholders' Meeting.

13 Feb, 2004 Krzysztof Wilski
Vice-President of the Management Board

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

dlw 2/17

PROKOM SOFTWARE SA

FAX

to:	Division of Corporate Finance File No. 82-4700	Securities and Exchange Commission, Washington, DC, USA	+1 (202) 942 9624

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

date: 13 Feb 2004 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.7 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **SALE OF THE COMPANY'S SHARES**

The Management Board of Prokom Software SA informs, that:

On the 13th February 2004 Member of the Management Board sold 25,331 Company's shares at the unit price of PLN 189.11 per share.

13 Feb, 2004 Krzysztof Wilski
Vice-President of the Management Board